SIGNATURE EYEWEAR, INC.
498 North Oak Street
Inglewood, CA 90302

March 6, 2009

Via FedEx

Mr. David Burton, Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Signature Eyewear, Inc. – Form 8-K filed March 4, 2009

Dear Mr. Burton:

We have received your letter providing comments on our Form 8-K filed March 4, 2009.  We have filed Amendment No. 1 to the Form 8-K filed March 4, 2009 to address these comments and we submit the following responses. We are not providing you with a separate marked copy of the filing because the changes made are easily reviewed (adding the explanatory note, amending the first sentence of the disclosure and changing the date of the letter from Crowe Horwath LLP).

Form 8-K dated February 27, 2009

Item 4.01. Changes in Registrant’s Certifying Accountant

1.
Please amend your Form 8-K to specifically state whether your former auditor resigned, declined to stand for re-election, or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K.  Although we note the reason for the change, it is not sufficient to state “(the “Company”)… determined not to engage Crowe Horwath LLP…”, as that wording may be unclear to the reader.

Company Response

We have disclosed in Amendment No. 1 that the Company dismissed Crowe Horwath LLP.

2.
To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

Company Response

We have obtained and filed with Amendment No. 1 an updated Exhibit 16 letter from the former accountant stating that they agree with our Item 304 disclosures.

*          *          *

The Company acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions regarding this response.

Very truly yours,

SIGNATURE EYEWEAR, INC.

/s/ Michael Prince
Michael Prince
Chief Executive Officer
and Chief Financial Officer